SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 3, 2007
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 3, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

October 3, 2007 Statement by the Ivanhoe Mines Board of Directors
Directors of Ivanhoe Mines deplore acts of violence
against peaceful demonstrators in Myanmar
VANCOUVER, CANADA — On behalf of the management and employees of Ivanhoe Mines Ltd., we wish to place our voices on the record in registering deep concern about recent developments in Myanmar.
Together with people around the world, we have seen news reports containing graphic images of suppressive violence being used to disperse and intimidate peaceful protesters advocating democratic change in Myanmar.
We share the revulsion of right-thinking people everywhere against unwarranted assaults on Buddhist monks and civilians. History has shown us again and again that clubs and guns cannot permanently subjugate broadly-based popular support for fundamental freedoms that now are taken for granted by much of the watching world.
We take pride in expressing our admiration for the spirit of democratic principles exemplified by the courageous monks and their remarkable parades for change that evidently encouraged their followers. We deplore the fact that so many years of discussions within Myanmar about constitutional change now appear to be jeopardized by the reactions of the state that threaten to set back, rather than advance, human rights and democratic ideals.
In 2002 and 2003, the Board of Directors of Ivanhoe Mines publicly declared its support for a democracy-building process in Myanmar that would establish and protect rights for all of the people of Myanmar. We also supported the work of United Nations representatives in endeavouring to lend leadership and support to the process of democracy building in Myanmar. Ivanhoe Mines’ support remains unchanged.
Although Ivanhoe Mines disposed of all of its business interests in Myanmar by transferring their ownership to an independent, third-party Trust seven months ago, pending their sale, company directors and employees are honoured to have worked with many dedicated, hard-working men and women involved in successfully operating the Monywa Copper Project to international standards for health, safety and environmental management. Ivanhoe Mines kept its economic and social commitments to them and their communities and we continue to respect their values and aspirations for their families and nation.
Further details about Ivanhoe’s former interest in Myanmar are provided in the accompanying Background Facts reference to the divestment process and on the company’s website: www.ivanhoemines.com
Information contacts
Investors: Bill Trenaman / Media: Bob Williamson: +1.604.688.5755

October 3, 2007
Background Facts to Ivanhoe Mines’ Former Interest in the Monywa Copper Project
•	Ivanhoe Mines now has no interests or activities in Myanmar and has no personnel in Myanmar employed by or representing the company. Under terms of Ivanhoe’s negotiation of its strategic partnership with Rio Tinto announced in October 2006, Ivanhoe completed its divestment of all of its interests in Myanmar to an independent, third-party Trust on February 27, 2007.

•	Since the divestment, Ivanhoe Mines has not received any revenue or profits from any operation in Myanmar — including its former 50% interest in the Monywa Copper Project.

•	As Ivanhoe has publicly disclosed, ownership of its Myanmar assets was transferred to the independent, third-party Trust in exchange for an unsecured promissory note. The promissory note will be repaid when the Trust completes a sale of the assets or receives any payments that can be applied to repayment of the promissory note. The promissory note is held by a wholly-owned Ivanhoe subsidiary. The promissory note does not establish a fixed amount to be paid to Ivanhoe following a sale. Ivanhoe has established a reserve price, which is the minimum amount that it would accept from the Trust for the sale of assets. The reserve price is not being disclosed in advance of discussions between the Trust and potential buyers, for obvious commercial reasons. If no sale were to be completed, Ivanhoe Mines would write off the amount owed on the promissory note as a loss as part of its regular financial accounting procedures.

•	Ivanhoe Mines has not recovered the more than $100 million it has invested in the development and operation of the Monywa Copper Project and has not made a profit on the investment. MICCL, the Myanmar joint venture company that owns and operates the Monywa Copper Project, has not made regular dividend payments to its joint-venture shareholders during the almost nine years of mine operations. Decisions on such payments are made by the MICCL Board of Directors — and Ivanhoe Mines no longer has any representation on the board. Ivanhoe did report receipt of a US$15 million dividend from the Monywa Project in the first quarter of 2007, which accrued from the Monywa Project’s operations during 2006 and was received by Ivanhoe before Ivanhoe’s interest in the Monywa Project was transferred to the Trust in February 2007.

•	As the present owner of the 50% Monywa interest asset formerly held by Ivanhoe Mines, the Trust subsequently received a payment from MICCL earlier this year. The Trust was obligated to use the proceeds received from MICCL to reduce by US$6.6 million the amount owed under the outstanding promissory note issued by the Trust for the sale of the Ivanhoe assets to the Trust. Receipt of the payment was reported in Ivanhoe’s Second Quarter statement on August 10, 2007.

•	As previously reported, the Trust engaged a sale-service provider in March 2007 to identify potential third-party purchasers, solicit expressions of interest from such potential purchasers, negotiate sale terms and facilitate the sale of the Myanmar assets on behalf of the Trust. The Trust is continuing discussions with potential purchasers.

•	Following any sale of the former Ivanhoe Myanmar Assets, the Trust will use the proceeds to pay the sale-service provider’s fee and any other expenses or liabilities incurred in carrying out the sale. The Trust then will use the remaining proceeds of sale, less contractually specified deductions, to repay the promissory note held by Ivanhoe’s subsidiary. All the remaining assets of the Trust, which are expected to consist solely of cash, then will be distributed to the designated beneficiaries of the Trust, which will be one or more recognized charitable organizations selected by the Trust.

•	The trustee is a major, bona fide, third-party independent trust company. It is a long-established firm that provides arm’s-length commercial services to a significant number of international trusts. Further details on the Trust are contained in Ivanhoe’s 2007 Annual Information Form.
For more detailed references, please also visit:
www.ivanhoe-mines.com/i/pdf/Monywa-Fact-File.pdf
www.ivanhoe-mines.com/s/HealthandSafety.asp (Annual Health, Safety and Environment Reports)
www.ivanhoe-mines.com/s/PeopleandEnvironment.asp (Statement of Values and Responsibilities)